--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director          X  10% Owner
Matsushita Electric Industrial Co., Ltd.  Macrovision Corporation  MVSN                        ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
1006 Oaza Kadoma, Kadoma-city                                             September 1999
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reportng Person
                                                                           (Month/Year)       ---
                                                                                                 Form filed by More than One
Osaka, 571-8501 Japan                                                                         ---Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount 2/    (D)     Price 2/     (Instr. 3    (Instr. 4) (Instr. 4)
                                                                                                   and 4)
                                                                                                     2/
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          Common Stock                9/13/99     S              40,000     D        $31.125                       I           1/
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          Common Stock                9/14/99     S             230,000     D        $32.6929                      I           1/
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          Common Stock                9/16/99     S              20,000     D        $38.00                        I           1/
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          Common Stock                9/17/99     S              40,000     D        $38.3125                      I           1/
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          Common Stock                9/20/99     S              20,000     D        $38.125                       I           1/
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          Common Stock                9/21/99     S              20,000     D        $38.00                        I           1/
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          Common Stock                9/22/99     S              50,000     D        $38.10                        I           1/
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          Common Stock                9/23/99     S              29,000     D        $38.3707                      I           1/
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          Common Stock                9/27/99     S              20,000     D        $36.625      2,010,976        I           1/
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1/ Matsushita owns approximately 52% of Victor Company of Japan, Limited, one of whose indirect subsidiaries is the record holder of the shares.  For the purpose of this filing, Matsushita disclaims beneficial ownership of all such shares, except to the extent of its proportional interest in such shares.

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




                                                                           Matsushita Electric Industrial Co., Ltd.



                                                                           By: /s/ Kazumi Kawaguchi               October 6, 1999
                                                                           ------------------------------------  ------------------
**Intentional misstatements or omissions of facts constitute               Name:   Kazumi Kawaguchi                     Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).  Title:  General Manager,
                                                                                   Affiliate Management
                                                                                   Department
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
